

25 February 2010

Filtrona plc

Results for the Year ended 31 December 2009

Filtrona plc ("Filtrona"), the leading international supplier of speciality plastic and fibre products, today announces its results for the year ended 31 December 2009.

Year ended 31 December (Continuing operations)	2009	2008	% change	% change at constant exchange rates
Revenue	£444.0m	£431.7m	2.8%	(5.8%)
Adjusted operating profit[1]	£56.2m	£56.8m	(1.1%)	(12.2%)
Adjusted profit before tax[1]	£46.2m	£50.0m	(7.6%)	
Adjusted earnings per share[1]	14.8p	16.1p	(8.1%)	
Operating cash flow[2]	£72.5m	£56.3m	28.8%	
Total dividend per share	7.78p	7.78p	-	
Operating profit	£42.3m	£53.5m	(20.9%)	
Profit before tax	£32.3m	£46.7m	(30.8%)	
Basic earnings per share	9.1p	14.8p	(38.5%)	

[1] *Before intangible amortisation, major restructuring costs (£8.9m) and exceptional acquisition fees (£1.9m) (2008: intangible amortisation and exceptional acquisition fees).*

[2] *Adjusted operating profit before depreciation, share option expense and other non-cash items, less working capital movements, less net capital expenditure.*

Highlights

- Reported revenue growth of 2.8%, with adjusted operating profit[1] down 1.1%.
- Robust adjusted operating margin[1] of 12.7%.
- Three of four divisions deliver growth in adjusted operating profit[1] at constant exchange rates.
- Operating cash flow[2] of £72.5m, up 28.8%. Cash conversion of 129%.
- Strong balance sheet, with net debt reduced by £75.0m to £107.1m (1.4 x EBITDA).
- Good performance in Porous Technologies, with the division benefiting from significant new inkjet printer business and continued growth in medical.

- Operating margin growth in Coated & Security Products, supported by revenues from the Payne authentication system.

- Continued resilience from Filter Products, evidenced by revenue growth and steady operating margin.

- Effective cost control and sustained marketing in Protection & Finishing Products provides strong platform to benefit from the recovery.

- Total dividend maintained at 7.78p per share.

Commenting on the results, Mark Harper, Chief Executive of Filtrona, said:

"We are pleased with the Group's performance in 2009 given the challenging trading conditions prevailing throughout the year. We have again delivered excellent cash flow which reflects the strength of our market positions and cash generative business model. We have sustained our investment in sales & marketing and research & development which will assist future growth.

"Early signs of recovery have been seen in the Protection & Finishing Products division and success with new product introductions in the Porous Technologies division is continuing. Continued resilience in the Coated & Security Products and Filter Products divisions is expected and, while the profile of the global economic recovery is currently unclear, the Board looks forward to Filtrona's performance in 2010 with confidence."

Enquiries

Filtrona plc	Financial Dynamics
Mark Harper, Chief Executive	Richard Mountain
Steve Crummett, Group Finance Director	Sophie Kernon
Tel: 01908 359 100	Tel: 020 7269 7291

Presentation

1. A copy of these results is available on www.filtrona.com.
2. A webcast of today's analyst presentation of these results will be available on www.filtrona.com by 4pm today.

Cautionary forward-looking statement

These results contain forward-looking statements based on current expectations and assumptions. Various known and unknown risks, uncertainties and other factors may cause actual results to differ from any future results or developments expressed or implied from the forward-looking statements. Each forward-looking statement speaks only as of the date of this document. The Company accepts no obligation to publicly revise or update these forward-looking statements or adjust them to future events or developments, whether as a result of new information, future events or otherwise, except to the extent legally required.

Notes to Editors

Filtrona plc is a leading international supplier of speciality plastic and fibre products. Further information can be found on the website www.filtrona.com.

Protection & Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and distributing plastic injection moulded, dip moulded, adhesive-coated foam and metal products. 40 operating units in 14 countries serve a very broad base of customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics, pneumatics, oil and gas, electrical controls, point of sale and tubular metal products.

Porous Technologies
The leading global technology developer and manufacturer of custom bonded fibre and hydrophilic foam components. Its components handle fluid and vapour and deliver high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including medical diagnostics and wound care, inkjet printer cartridges, writing instruments and air fresheners.

Coated & Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility and three regional development centres provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

File No: 82-34882

25 February 2010

Filtrona plc

Results for the Year ended 31 December 2009

Filtrona plc ("Filtrona"), the leading international supplier of speciality plastic and fibre products, today announces its results for the year ended 31 December 2009.

Year ended 31 December (Continuing operations)	2009	2008	% change	% change at constant exchange rates
Revenue	£444.0m	£431.7m	2.8%	(5.8%)
Adjusted operating profit[1]	£56.2m	£56.8m	(1.1%)	(12.2%)
Adjusted profit before tax[1]	£46.2m	£50.0m	(7.6%)	
Adjusted earnings per share[1]	14.8p	16.1p	(8.1%)	
Operating cash flow[2]	£72.5m	£56.3m	28.8%	
Total dividend per share	7.78p	7.78p	-	
Operating profit	£42.3m	£53.5m	(20.9%)	
Profit before tax	£32.3m	£46.7m	(30.8%)	
Basic earnings per share	9.1p	14.8p	(38.5%)	

[1] *Before intangible amortisation, major restructuring costs (£8.9m) and exceptional acquisition fees (£1.9m) (2008: intangible amortisation and exceptional acquisition fees).*

[2] *Adjusted operating profit before depreciation, share option expense and other non-cash items, less working capital movements, less net capital expenditure.*

GROUP PERFORMANCE OVERVIEW

At a group level, revenue was up against the prior year by 2.8% at £444.0m (2008: £431.7m) and down 5.8% at constant exchange rates. Adjusted operating profit[1] was down 1.1% at £56.2m (2008: £56.8m) and down 12.2% at constant exchange rates. Adjusted operating margin[1] was a robust 12.7% (2008: 13.2%).

During 2009, Filtrona delivered operating profit growth, at constant exchange rates, in three of its four divisions – Porous Technologies, Coated & Security Products and Filter Products – with all three increasing their margins compared to 2008.

The one exception was Protection & Finishing Products which experienced tough trading conditions in industrial markets generally, and the oil and gas drilling market specifically, resulting in a sharp downturn in operating profit and a reduction in margin to 16.7% from 23.3% in 2008.

The robust operating profit performance of the Group, combined with improved management of working capital, and capital expenditure significantly below depreciation, led to a strong operating cash flow[2] performance of £72.5m, an increase of 28.8% on the prior year. This represents a conversion ratio of adjusted operating profit to operating cash of 129%. This performance once again reflected the strength of Filtrona's cash generative business model. Working capital as a percentage of Group revenue improved to 13.8% from 14.2% in 2008 (at constant exchange rates) and net capital expenditure of £10.8m was 52% of the depreciation charge of £20.7m.

Adjusted earnings per share[1] fell by 8.1% to 14.8p (2008: 16.1p), as a result of the reduction in operating profit and a £3.2m increase in the net finance charge. Basic earnings per share fell by 38.5% to 9.1p (2008: 14.8p) due to £10.8m of previously announced charges shown separately, which included major restructuring costs, primarily in the Filter Products division, of £8.9m and £1.9m of fees associated with being outbid at an advanced stage of a significant acquisition opportunity.

Net debt reduced by £75.0m to £107.1m (2008: £182.1m), due primarily to the strong operating cash flow and the £54.0m net cash proceeds from the disposal of the North American Plastic Profile & Sheet business which was completed in March following shareholder approval. The ratio of net debt to EBITDA (adjusted operating profit[1] before depreciation, share option expenses and other non-cash items) at the year end reduced to 1.4 from 2.1 at 31 December 2008. Interest cover was 7.2x, compared with 9.6x at the end of 2008.

The Company successfully refinanced its long-term funding arrangements in April. The new facilities comprise three-year term loans of €84.7m and US$35.9m, and a three-year US$143.7m revolving credit facility. At the year end, the value of the facilities was £186.5m. The higher fees and margins associated with these new facilities, combined with higher pension interest, led to the £3.2m increase in the net finance charge to £10.0m (2008: £6.8m). The impact of the increased net finance charge on earnings per share was a reduction of 1.1p per share.

The Board is recommending a final dividend of 5.08p per share which, if approved at the Annual General Meeting on 22 April 2010, will make a total dividend of 7.78p per share (2008: 7.78p per share) for the full year. The final dividend will be paid on 30 April 2010 to shareholders on the register at 16 April 2010.

OPERATIONAL REVIEW

Filtrona is a leading international supplier of speciality plastic and fibre products with four operating divisions; Protection & Finishing Products, Porous Technologies, Coated & Security Products, and Filter Products.

Filtrona is a global business with 3,160 employees based within a network of 29 principal manufacturing facilities, 41 sales & distribution operations and 6 research & development centres. Filtrona focuses on the light manufacture and distribution of high volume, small but essential products to a wide range of customers, across diverse geographies within a broad but targeted range of international markets.

The diversity of products, customers and served markets enabled Filtrona to perform well against the backdrop of the global downturn. As expected, the recession restricted the pace of organic development within the Company given the sensitivity of some of Filtrona's businesses to consumer demand and manufacturing activity. In this context, achievement of operating profit growth in three

of the four operating divisions, at constant exchange rates, demonstrates the strength and quality of the businesses within Filtrona.

The Company was able to make further progress in its strategy of optimising its portfolio of businesses and, to this end, the disposal of Filtrona's North American Plastic Profile & Sheet business was announced in March for a maximum consideration of up to US$115m. The Company also continued to explore acquisition opportunities in its higher growth and higher margin divisions. As a result of being outbid at an advanced stage of one such opportunity, £1.9m of transaction costs have been written-off and are presented separately by virtue of their size and incidence.

During the year, there was a continued intense focus on costs and productivity improvement. Headcount for continuing operations reduced by 281 in the year to 3,160 with the principal reductions taking place in the Protection & Finishing Products and Filter Products divisions. On a constant exchange rate basis, revenue per employee increased by 3.8% from £130k to £135k.

Within Protection & Finishing Products, the manufacturing operations in the Skiffy, Amsterdam facility were successfully transferred to the Moss operation near Oxford. Within Coated & Security Products, the Mold ID card operation was closed and production operations were relocated to Banbury. In addition, the small ID card business in Madrid, Spain was closed. In the Filter Products division, a major downsizing of the facility at Jarrow on Tyneside was announced and phased reductions were progressed through the year and will be completed during the first half of 2010. The cash costs of this major restructuring in the year were £5.5m and, with additional non-cash costs of £3.4m, totalled £8.9m. These major restructuring costs are shown separately by virtue of their size and incidence.

PROTECTION & FINISHING PRODUCTS

The Protection & Finishing Products division is a global market leading supplier of product protection and finishing solutions, manufacturing and distributing plastic injection moulded, vinyl dip moulded, adhesive-coated foam and metal products. The division has 40 operating units in 14 countries serving a very broad industrial base of customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics, pneumatics, oil and gas, electrical controls, point of sale and tubular metal products.

Year ended 31 December	2009	2008	% change
Revenue	£95.3m	£114.6m	(16.8%)
Adjusted operating profit[1]	£15.9m	£26.7m	(40.4%)
Adjusted operating margin[1]	16.7%	23.3%	

[1] *Before intangible amortisation and major restructuring costs (2008: intangible amortisation).*

Revenue declined by 16.8% to £95.3m (2008: £114.6m) and, at constant exchange rates, declined by 25.3%. Adjusted operating profit fell by 40.4% to £15.9m (2008: £26.7m) due to the adverse operational gearing impact of the revenue decline. At constant exchange rates, the decline in adjusted operating profit was 46.8%.

Cash conversion was strong with a 155% conversion ratio of adjusted operating profit into operating cash flow. Adjusted operating margin fell from 23.3% to 16.7%, supported by significant cost

reduction actions which occurred at the end of 2008 and the early part of 2009. Headcount in the division fell from 902 in November 2008 to 722 at the end of December 2009. Despite the headcount reduction, revenue per employee at constant exchange rates fell from £142k at the end of 2008 to £131k at the end of 2009.

The Company made a strategic decision to sustain the level of marketing investment in the divisional operating units, generating strong lead indicators which will benefit the Company as and when economic conditions improve. During the year, the division generated 30% more catalogue and sample requests which led to an 18% increase in new accounts opened. The division increased its utilization of e-marketing techniques which continue to grow in importance. As a result of the ongoing marketing programme, the higher margin proprietary parts sales grew as a proportion of total divisional revenue to 67%.

In North America, the divisional businesses were all affected by the economic downturn but were impacted differently in timing and severity. The flexibility of the US labour market enabled each of these businesses to react promptly to market conditions with significant lay-offs. Alliance, the US-based plastic parts supplier, encountered difficult market conditions and market sectors dependent upon consumer and business capital spending, such as automotive and off road machinery and equipment, were particularly badly affected. MSI, the oil country tubular goods thread protector business, was severely impacted by the downturn in the North American drilling rig count which occurred in the first quarter of 2009. Duraco, the US-based manufacturer and distributor of speciality pressure-sensitive foam tapes, was impacted slightly earlier than the other businesses and showed a smoother demand profile due in part to its core "point of sale/point of purchase" market.

In Europe, Moss and Skiffy, the industrial parts suppliers, encountered similarly difficult market conditions as weakness was experienced in all served markets and geographies. Costs were reduced both via headcount reductions and the consolidation of the Skiffy, Amsterdam manufacturing operation to the principal Moss facility at Kidlington in the UK, which benefits from a well-invested manufacturing facility operating on a 24/7 schedule.

In general, activity in emerging markets was encouraging during the year. The Alliance operation in Brazil was impacted by the downturn in that market but recovered strongly in the fourth quarter. Revenue from the Moss, China operation increased by 177% from a small base and sales of Duraco product into China grew rapidly, indicating that the Duraco proposition satisfies a developing requirement within the Chinese market.

Order input trends experienced late in 2009 and early in 2010 have been favourable. In particular, MSI has experienced an improvement in activity due to improvements in the North American drilling rig count and the levy by the US government of significant duties on the importation of steel pipe made in China. Looking forward to 2010, while recovery in many of the division's served markets and key geographies is anticipated, the extent and precise timing of any such recovery is currently unclear. The Company will continue to seek further acquisitions in this high margin, high growth potential division.

POROUS TECHNOLOGIES

The Porous Technologies division is the leading global technology developer and manufacturer of custom bonded fibre and hydrophilic foam components. Its components handle fluid and vapour and deliver high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product

applications including medical diagnostics and wound care, inkjet printer cartridges, writing instruments and air fresheners.

Year ended 31 December	2009	2008	% change
Revenue	£66.0m	£49.7m	32.8%
Adjusted operating profit[1]	£14.5m	£9.0m	61.1%
Adjusted operating margin[1]	22.0%	18.1%	

[1] *Before intangible amortisation (2008: intangible amortisation).*

During 2009, the division delivered a strong performance, largely due to the positive impact of new products and applications, and the first full year contribution from the Lendell business which was acquired in October 2008.

Revenue increased by 32.8% to £66.0m (2008: £49.7m), up 15.0% at constant exchange rates and up 5.1% after adjusting for the impact of the Lendell acquisition. Adjusted operating profit increased by 61.1% to £14.5m (2008: £9.0m), up 39.4% at constant exchange rates and up 18.9% after adjusting for the impact of the Lendell acquisition.

Cash conversion was strong with a 103% conversion ratio of adjusted operating profit into operating cash flow. Adjusted operating margin increased to 22.0% from 18.1% in 2008. Revenue per employee at constant exchange rates increased by 16.5% from £127k to £148k.

The division had a particularly strong second half due primarily to the commercialisation of new products in the healthcare and printer systems markets. New business in the printer system market, including new business with another major original equipment inkjet printer manufacturer, together with some improvement in the aftermarket business, led to revenue growth for the year of 91.6% in the printer system segment.

Revenue in the division's more traditional markets of writing instruments and household products was depressed by reductions in consumer expenditure, particularly in the US and Europe. Although relative improvement was experienced in the second half of the year, the writing instruments product category finished down 12.7% and household products finished down 25.1%. Revenue in the medical products category increased by 4.8% with the benefit of a new product launch in quarter four for a component used by a market leading surgical device manufacturer.

During the year, the renovation of the Reinbek, Germany facility progressed well and this will be completed in 2010. This project is already providing many of its expected benefits, such as improved energy efficiency, improved process flows and modernised factory infrastructure.

The integration of the Lendell hydrophilic foam products acquisition progressed smoothly and is now complete. The global marketing and cross-selling of fibre and foam technologies has already yielded new business and an encouraging pipeline of opportunities. In addition, significant operational improvements have been made in health and safety and product quality.

Looking forward to 2010, the division will sustain its investment in developing its intellectual property which is a fundamental component of its business model. Investment in R&D continues to

generate new materials and production technologies, and the new product pipeline remains healthy. It is anticipated that revenue in writing instruments and household products will show some recovery in 2010, and that revenue in printer systems and medical products will continue on their positive growth path. The Company remains active in seeking acquisition opportunities within this high margin, high growth potential division.

COATED & SECURITY PRODUCTS

The Coated & Security Products division is the global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities in The Netherlands.

Year ended 31 December	2009	2008	% change
Revenue	£87.3m	£86.1m	1.4%
Adjusted operating profit[1]	£12.2m	£10.0m	22.0%
Adjusted operating margin[1]	14.0%	11.6%	

[1] *Before intangible amortisation and major restructuring costs (2008: intangible amortisation).*

During 2009, the division continued to pursue its strategy of developing new security technologies and applications for international markets whilst sustaining its world leadership position in the self-adhesive tear tape market. In the year, the division performed well with improvements in revenue, adjusted operating profit and adjusted operating margin.

Revenue increased by 1.4% to £87.3m (2008: £86.1m), although down 4.5% at constant exchange rates due to the sales contraction in the Enitor plastic extrusion business. Adjusted operating profit increased by 22.0% to £12.2m (2008: £10.0m) with the assistance of a £0.7m non-recurring payment from the termination of the FractureCode licence agreement. At constant exchange rates, adjusted operating profit was up by 17.3% while adjusted operating margin improved to 14.0% (2008: 11.6%). Cash conversion of adjusted operating profit into operating cash flow was 137%. Revenue per employee at constant exchange rates increased by 4.6% from £151k to £158k.

The Payne tear tape business performed well in more difficult market conditions. Market share was maintained but volumes declined by 4% due to tobacco industry de-stocking and cigarette volume reductions in a number of markets around the world. However, product mix improved with a 12% increase in volumes of promotional tapes, and sales in the food and drink category also grew, driven by new applications and enhanced added value.

The division's entry into the security label market continued with further success achieved in the tobacco industry. Label sales increased by 183% to £1.7m in the year.

The Payne Security document authentication and personal identity segments of the division experienced softer trading conditions. Reduced passport issuance due to the recession combined with downward pressures on public spending led to a performance reduction. Costs were reduced in the personal identity business as the Mold facility was closed and card production activities were

successfully transferred to the Banbury, UK operation. In addition, the personal identity operation in Madrid, Spain was closed.

Due to the division's customer losing the tender for the next generation UK passport, volumes of this application will run down during the first half of 2010 and cease in the third quarter. However, the lost contribution from this contract is expected to be replaced by success in winning new business for the Payne authentication system with a second major multinational within the tobacco industry.

The FractureCode business was profitable in the year and was assisted by the previously mentioned termination payment from the single licensee. The intellectual property claims involving FractureCode were settled in the year and costs of £1.6m were incurred relating to the protection of the Company's proprietary technology. The management of FractureCode is in the process of exploring alternative business models in the track and trace market given the absence of any current licensees. In March, the Company's former joint venture partner exercised a put option for a cash consideration of €3.1m.

The Enitor plastic extrusion business in The Netherlands had a difficult year with significant reductions in both sales revenue and operating profit. A number of Enitor's served markets were impacted by the GDP contraction across Europe and customer de-stocking exacerbated the impact. Cost reduction measures were taken, and the headcount reduction delivered flat revenue per employee versus the prior year, although this action could not fully mitigate the operational leverage impact of the revenue decline.

Looking forward to 2010, it is anticipated that the Coated & Security Products division will deliver a resilient performance, with growth driven by revenue from new products and services, more than offsetting the reduction in UK passport volumes.

FILTER PRODUCTS

The Filter Products division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility and three regional development centres, provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

Year ended 31 December	2009	2008	% change
Revenue	£202.9m	£187.5m	8.2%
Adjusted operating profit[1]	£22.1m	£19.8m	11.6%
Adjusted operating margin[1]	10.9%	10.6%	

[1] *Before intangible amortisation and major restructuring costs (2008: intangible amortisation).*

In the year, the division performed well with improvements in revenue, adjusted operating profit and adjusted operating margin. Revenue increased by 8.2% to £202.9m (2008: £187.5m), up 0.4% at constant exchange rates. Adjusted operating profit increased by 11.6% to £22.1m (2008: £19.8m), up 0.9% at constant exchange rates. Adjusted operating margin increased to 10.9% (2008: 10.6%) and cash conversion of adjusted operating profit into operating cash flow was 128%.

There was a decline in volume in the division of 10.6% to 50.2bn filter rods, with a 4.1% decline in monoacetate volumes and 14.4% in special filters. The special filter reduction relates to a previously announced insourcing decision by a multi-national in the Asia region combined with general volume softness in the Americas. In the year, the Asia region accounted for 48.3% of total divisional volume, with Europe at 30.4% and the Americas 21.3%.

The division undertook a substantial restructuring programme at the Jarrow facility in the UK with a headcount reduction from 369 to 211 during the year. The restructuring will be completed in April 2010 when the total factory headcount will be further reduced to approximately 135 people. The facility in Sao Paulo, Brazil was closed early in the year. The divisional restructuring has incurred cash costs of £3.6m and associated non-cash costs of £3.2m, generating gross annual savings of approximately £5.9m.

The division's focus on productivity improvement, quality enhancement and cost reduction continued. Conversion costs improved in the year by 0.3% to 31.5%. Waste performance deteriorated marginally by 0.2% due primarily to the Hungarian facility which is rapidly gaining in experience and performance improvement.

As a result of the volume declines and restructuring, total divisional headcount fell by 8.8% from 1,578 to 1,439. Revenue per employee at constant exchange rates improved 6.5% from £123k to £131k.

The division continued its investment in new product development and new proprietary products involving coloured and coated carbons were developed and are now ready for commercialisation. In addition, a new development centre was established in Surabaya, Indonesia to complement those already established in the UK and US. The low circumference "super slim" filters launched during 2008 continued to develop well with notable growth in the Russian and South Korean markets.

The Filter Products division is focused on driving innovation, improving the pace to market, enhancing flexibility and reducing costs. Looking forward to 2010, the Filter Products division is expected to deliver another resilient performance with continuing strong cash flow.

STRATEGY

Filtrona's strategic goal is to continue to grow profitability for the benefit of its shareholders by investing organically in each of its divisions and through acquisitions within its higher margin, higher growth potential businesses.

During 2009 the Company disposed of the North American Plastic Profile & Sheet business which has released financial resources to assist in the pursuit of this strategic goal.

Filtrona's strategic approach is to build on its core competencies and strong international positions through the investment in, and acquisition of, businesses which are engaged in the development, manufacture, sourcing and distribution of high volume, low unit cost, small but essential products for use in consumer, medical and industrial markets. The Company will seek to make acquisitions in known markets which fall within the existing scope of, or are complementary to, the operations of existing businesses within the Group.

The identification and successful exploitation of markets which offer significant value addition and growth opportunities through product innovation, distribution, service and cost improvements are

integral to the future development of Filtrona as it seeks to enhance the competitive position of its global businesses.

OUTLOOK

Early signs of recovery have been seen in the Protection & Finishing Products division and success with new product introductions in the Porous Technologies division is continuing. Continued resilience in the Coated & Security Products and Filter Products divisions is expected and, while the profile of the global economic recovery is currently unclear, the Board looks forward to Filtrona's performance in 2010 with confidence.

FINANCIAL REVIEW

Principal exchange rates

Principal exchange rates for Filtrona were:

	Average		Closing	
	2009	2008	**2009**	2008
US$:£	**1.57**	1.85	**1.61**	1.44
€:£	**1.12**	1.26	**1.13**	1.03

Retranslating at 2009 average exchange rates increases the prior year revenue and operating profit by £39.6m and £7.2m respectively.

Revenue, Operating Profit, Operating margin

As noted previously, Group revenue from continuing operations increased by 2.8% to £444.0m (2008: £431.7m). Revenue decreased by 5.8% when translated at constant exchange rates. The operating profit before intangible amortisation, major restructuring costs and exceptional acquisition fees ("adjusted operating profit") was 1.1% lower than in 2008 (12.2% lower when translated at constant exchange rates).

The operating margin, before intangible amortisation, major restructuring costs and exceptional acquisition fees ("adjusted operating margin") reduced to 12.7% (2008: 13.2%).

Net finance expense

The total net finance expense increased to £10.0m (2008: £6.8m).

The net interest charge on net debt decreased to £7.0m (2008: £7.8m) primarily as a result of lower average debt levels and LIBOR rates. Additionally, the amortisation of bank fees incurred when the Company refinanced its bank facilities during the period, was £1.7m.

The IAS 19 (Revised) pension finance charge of £1.9m compared to a credit in the prior period of £0.3m, whilst the net finance expense was reduced by £0.6m as a result of the unwinding of the discount on the deferred consideration from the 2007 sale of Globalpack (2008: £0.7m).

Tax

The tax charge of £12.1m (2008: £15.3m) represents an effective tax rate of 37.5% (2008: 32.8%) on the profit before tax.

The charge equates to a tax rate of 31.0% on profit before charging major restructuring costs and exceptional acquisition fees and is net of a deferred tax credit of £1.3m arising from the major restructuring costs.

The effective rate is higher than the nominal UK rate of 28% because most of the Group's operations are in countries with higher tax rates. Additionally, a significant proportion of the major restructuring costs and the exceptional acquisition fees are not tax-deductible in 2009.

Earnings per share

Basic earnings per share from continuing operations were 9.1p, a decrease of 38.5% from 14.8p in 2008. Adjusting for intangible amortisation of £3.1m (2008: £2.0m), major restructuring costs of £8.9m and exceptional acquisition fees of £1.9m (2008: exceptional acquisition fees of £1.3m) less tax relief on the adjustments of £2.2m (2008: £0.7m), gives an adjusted earnings per share of 14.8p.

Dividends

An interim dividend of 2.70p (2008 : 2.70p) per share and a proposed final dividend of 5.08p (2008 : 5.08p) per share will result in a total dividend in line with last year.

Cash flow, Balance Sheet and Return on Average Operating Assets

Operating cash flow from the business ("adjusted operating profit before depreciation, share option expense and other non-cash items less working capital movements less net capital expenditure") increased 28.8% to £72.5m.

This was achieved in part by an inflow of working capital for the year of £2.2m (2008: outflow of £0.3m) and gross capital expenditure of £11.0m (2008: £20.6m), with net capital expenditure at £10.8m (2008: £20.5m)

Net capital expenditure for the year equated to 52% (2008: 108%) of the depreciation charge for the year of £20.7m (2008: 18.9m).

Net debt reduced by £75.0m to £107.1m (2008: £182.1m), due primarily to the strong operating cash flow and the £54.0m net cash proceeds from the disposal of the North American Plastic Profile & Sheet business. The ratio of net debt to EBITDA at the year end reduced to 1.4 from 2.1 on 31 December 2008. Interest cover was 7.2x compared with 9.6x at the end of 2008.

The return on average operating assets (excluding intangibles) was 23.6% (2008: 25.0%).

Pensions

At 31 December 2009, the Group's IAS 19 (revised) gross pension liability was £22.6m (2008: £37.4m) with a net liability of £15.8m (2008: £26.1m) after accounting for a deferred tax asset of £6.8m (2008: £11.3m). The deficit has been calculated after updating the actuarial assumptions and asset values as at 31 December 2009. The asset values have increased significantly since the prior year which has contributed to the reduced liability.

The UK defined benefit schemes account for approximately 46% of the gross pension liability and the last full independent actuarial valuation was conducted as at 5 April 2009. Discussions with the

trustees of the UK defined benefit schemes regarding the actuarial valuations and the appropriate deficit recovery plans are ongoing.

Treasury Policy and Controls

Filtrona has a centralised treasury department to control external borrowings and manage exchange rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial investments that may be employed and the criteria for investing and borrowing cash. The Company uses derivatives only to manage foreign currency and interest rate risk arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the Executive Directors.

Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographical presence and suitable credit rating. Filtrona monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Foreign currency risk

The majority of Filtrona's net assets are in currencies other than sterling. The company's normal policy is to limit the translation exposure and the resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant net assets. At 31 December 2009, Filtrona's euro denominated assets were fully hedged by its euro denominated borrowings, whilst its US dollar denominated assets were approximately 68% hedged by the remaining US dollar denominated borrowings.

The Company does not hedge the translation effect of exchange rate movements on the income statement.

The majority of Filtrona's transactions are carried out in the functional currencies of its operations and so transaction exposure is limited. However, where they do occur, the Group's policy is to hedge the exposures as soon as they are committed using forward foreign exchange contracts.

Discontinued operations

On 27 March 2009, Filtrona completed the disposal of Filtrona Extrusion, its North American Plastic Profile & Sheet business, to Saw Mill Capital Partners, L.P., for an initial gross consideration of £59.2m. This included a loan note of £4.5m which was repaid during the period. The disposal resulted in a loss before tax of £8.6m which, together with the results up to completion, has been recognised as a net loss from discontinued operations in the income statement of £6.7m.

Board appointment

During the period, and as previously announced, Terry Twigger was appointed to the Board of the Company as a Non-executive Director and Chairman of the Audit Committee with effect from 1 June 2009. Adrian Auer resigned from the Board as a Non-executive Director with effect from 1 June 2009.

Consolidated Income Statement
for the year ended 31 December 2009

	Note	2009 £m	Restated 2008 £m
Revenue	2	**444.0**	431.7
Operating profit before intangible amortisation, major restructuring costs and exceptional acquisition fees		**56.2**	56.8
Intangible amortisation		**(3.1)**	(2.0)
Major restructuring costs		**(8.9)**	-
Exceptional acquisition fees		**(1.9)**	(1.3)
Operating profit	2	**42.3**	53.5
Finance income	3	**9.3**	11.5
Finance expense	3	**(19.3)**	(18.3)
Profit before tax		**32.3**	46.7
Income tax expense		**(12.1)**	(15.3)
Profit from continuing operations		**20.2**	31.4
(Loss)/profit from discontinued operations	9	**(6.7)**	4.7
Profit for the year		**13.5**	36.1
Attributable to:			
Equity holders of Filtrona plc		**11.8**	35.0
Minority interests		**1.7**	1.1
Profit for the year		**13.5**	36.1
Earnings per share attributable to equity holders of Filtrona plc:			
Basic	4	**5.8p**	17.1p
Diluted	4	**5.7p**	17.0p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:			
Basic	4	**9.1p**	14.8p
Diluted	4	**9.0p**	14.7p

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2009

	Note	2009 £m	Restated 2008 £m
Profit for the year		**13.5**	36.1
Other comprehensive income			
Actuarial gains/(losses) on defined benefit pension schemes	7	**6.4**	(18.1)
Deferred tax (expense)/credit on actuarial gains/(losses) on defined benefit pension schemes		**(2.0)**	5.7
Effective portion of changes in fair value of cash flow hedges:			
Net change in fair value of cash flow hedges transferred to the income statement		**8.0**	-
Effective portion of changes in fair value of cash flow hedges		**(1.0)**	(7.7)
Foreign exchange translation differences:			
Transferred to loss on disposal of discontinued operations	9	**(1.1)**	-
Attributable to equity holders of Filtrona plc:			
Arising on translation of foreign operations		**(16.6)**	54.9
Arising on effective net investment hedges		**2.2**	(30.9)
Income tax credit on effective net investment hedges		**2.2**	0.4
Attributable to minority interests		**(0.5)**	1.4
		(2.4)	5.7
Total comprehensive income		**11.1**	41.8
Attributable to:			
Equity holders of Filtrona plc		**9.9**	39.3
Minority interests		**1.2**	2.5
Total comprehensive income		**11.1**	41.8

File No: 82-34882

Consolidated Balance Sheet
at 31 December 2009

	Note	2009 £m	Restated 2008 £m
Assets			
Property, plant and equipment	5	**153.9**	210.5
Intangible assets	6	**98.1**	132.2
Deferred tax assets		**2.2**	1.3
Other receivables		**5.3**	8.4
Total non-current assets		**259.5**	352.4
Inventories		**51.7**	78.5
Income tax receivable		**2.3**	5.9
Trade and other receivables		**67.1**	87.7
Derivative assets		**0.6**	5.3
Cash and cash equivalents		**32.0**	21.3
Total current assets		**153.7**	198.7
Total assets		**413.2**	551.1
Equity			
Issued capital		**54.8**	54.8
Capital redemption reserve		**0.1**	0.1
Other reserve		**(132.8)**	(132.8)
Cash flow hedging reserve		**(1.0)**	(8.0)
Translation reserve		**13.0**	26.3
Retained earnings		**219.6**	219.7
Attributable to equity holders of Filtrona plc		**153.7**	160.1
Minority interests		**7.4**	7.0
Total equity		**161.1**	167.1
Liabilities			
Interest bearing loans and borrowings		**139.1**	198.1
Derivative liabilities		**1.8**	2.7
Retirement benefit obligations	7	**22.6**	37.4
Income tax payable		**4.7**	0.6
Provisions		**1.5**	4.6
Deferred tax liabilities		**8.6**	13.8
Total non-current liabilities		**178.3**	257.2
Interest bearing loans and borrowings		**-**	5.3
Derivative liabilities		**1.3**	17.0
Income tax payable		**12.3**	15.2
Trade and other payables		**55.3**	86.3
Provisions		**4.9**	3.0
Total current liabilities		**73.8**	126.8
Total liabilities		**252.1**	384.0
Total equity and liabilities		**413.2**	551.1

Consolidated Statement of Changes in Equity
for the year ended 31 December 2009

								2009
	Issued capital £m	**Capital redemption reserve £m**	**Other reserve £m**	**Cash flow hedging reserve £m**	**Translation reserve £m**	**Retained earnings £m**	**Minority interests £m**	**Total £m**
At 1 January 2009	**54.8**	**0.1**	**(132.8)**	**(8.0)**	**26.3**	**219.7**	**7.0**	**167.1**
Total comprehensive income for the year				7.0	(13.3)	16.2	1.2	**11.1**
Acquisition of minority interest						(2.9)		**(2.9)**
Share option expense						2.5		**2.5**
Dividends paid						(15.9)	(0.8)	**(16.7)**
At 31 December 2009	**54.8**	**0.1**	**(132.8)**	**(1.0)**	**13.0**	**219.6**	**7.4**	**161.1**

								Restated 2008
	Issued capital £m	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2008	54.8	0.1	(132.8)	(0.3)	1.9	211.6	4.8	140.1
Prior period restatement						(0.2)		(0.2)
At 1 January 2008 as restated	54.8	0.1	(132.8)	(0.3)	1.9	211.4	4.8	139.9
Total comprehensive income for the year				(7.7)	24.4	22.6	2.5	41.8
Share option expense						1.6		1.6
Dividends paid						(15.9)	(0.3)	(16.2)
At 31 December 2008	54.8	0.1	(132.8)	(8.0)	26.3	219.7	7.0	167.1

File No: 82-34882

Consolidated Statement of Cash Flows
for the year ended 31 December 2009

	Note	2009 £m	Restated 2008 £m
Operating activities			
Profit before tax from continuing operations		**32.3**	46.7
Adjustments for:			
Net finance expense	3	**10.0**	6.8
Intangible amortisation		**3.1**	2.0
Major restructuring costs	2	**8.9**	-
Exceptional acquisition fees	2	**1.9**	1.3
Depreciation		**20.7**	18.9
Share option expense		**2.4**	1.4
Impairments to plant and machinery		**1.0**	-
Other movements		**0.8**	-
Decrease/(increase) in inventories		**11.3**	(7.4)
Decrease/(increase) in trade and other receivables		**5.1**	(1.4)
(Decrease)/increase in trade and other payables		**(14.2)**	8.5
Major restructuring costs paid		**(3.7)**	-
Exceptional acquisition fees paid		**(1.9)**	(1.3)
Additional pension contributions		**(7.1)**	(7.0)
Cash inflow from operating activities of continuing operations		**70.6**	68.5
Income tax paid in respect of continuing operations		**(12.1)**	(13.4)
Net cash inflow from operating activities of continuing operations		**58.5**	55.1
Net cash (outflow)/inflow from operating activities of discontinued operations		**(3.0)**	9.4
Net cash inflow from operating activities		**55.5**	64.5
Investing activities			
Interest received		**0.1**	0.9
Acquisition of property, plant and equipment		**(11.0)**	(20.6)
Proceeds from sale of property, plant and equipment		**0.2**	0.1
Acquisition of businesses net of cash acquired		**(2.9)**	(20.5)
Proceeds from sale of businesses	9	**56.6**	2.3
Income tax paid on sale of businesses		**(3.5)**	-
Net cash inflow/(outflow) from investing activities of continuing operations		**39.5**	(37.8)
Net cash outflow from investing activities of discontinued operations		**(0.2)**	(2.2)
Net cash inflow/(outflow) from investing activities		**39.3**	(40.0)
Financing activities			
Interest paid		**(6.9)**	(8.1)
Dividends paid to equity holders		**(15.9)**	(15.9)
Dividends paid to minority interests		**(0.8)**	(0.3)
Realised losses on hedges of net investments		**(2.0)**	(19.8)
(Repayments of)/proceeds from short-term loans		**(5.3)**	4.1
Repayment of long-term loans		**(214.1)**	-
Proceeds from long-term loans		**161.8**	5.6
Net cash outflow from financing activities of continuing operations		**(83.2)**	(34.4)
Net cash outflow from financing activities of discontinued operations		**-**	-
Net cash outflow from financing activities		**(83.2)**	(34.4)
Net increase/(decrease) in cash and cash equivalents	8	**11.6**	(9.9)
Net cash and cash equivalents at the beginning of the year		**21.3**	23.6
Net increase/(decrease) in cash and cash equivalents		**11.6**	(9.9)
Net effect of currency translation on cash and cash equivalents		**(0.9)**	7.6
Net cash and cash equivalents at the end of the year	8	**32.0**	21.3

Accounting Policies

1. Basis of preparation

The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union ('EU') in accordance with EU law (IAS Regulation EC 1606/2002) ('adopted IFRS') and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS.

The financial statements are prepared on a going concern basis and under the historical cost convention except for derivatives and retirement benefit obligations which are stated at fair value.

The results for the year ended 31 December 2008 have been restated on a continuing basis following the disposal of the North America Plastic Profile & Sheet business. The results have also been restated for the adoption of IFRS 8: *Operating segments* and the amendment to IAS 38: *Intangible Assets (catalogue costs)* ('IAS 38'). The retrospective application of the amendment to IAS 38 had the impact in 2008 of reducing operating profit by £0.4m and reducing income tax expense by £0.1m.

The 2009 Annual Report will be despatched to shareholders during March 2010. The financial information set out herein does not constitute the Company's statutory accounts for the year ended 31 December 2009 but is derived from those accounts and the accompanying Directors' report. Statutory accounts for 2009 will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 22 April 2010. The auditors have reported on those accounts and their report was unqualified.

2. Segment analysis

In accordance with IFRS 8, Filtrona has determined its operating segments based upon the information reported to the Group Operating Committee. These segments are as follows:

Protection & Finishing Products is a global market leading provider of product protection and finishing products, manufacturing and distributing plastic injection moulded, dip moulded, adhesive-coated foam and metal products. 40 operating units in 14 countries serve a very broad base of customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics, pneumatics, oil and gas, electrical controls, Point of Sale and tubular metal products.

Porous Technologies is the leading global developer of technology and manufacturer of custom bonded fibre and hydrophilic foam fluid and vapour handling components delivering high value and precision performance to many of the most well known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including medical diagnostics and wound care, inkjet printer cartridges, writing instruments, and air fresheners

Coated & Security Products is the global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities in The Netherlands.

Filter Products is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility and three regional development centres provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

Under IAS 14 Protection & Finishing Products, Coated & Security Products together with discontinued operations were previously reported as Plastic Technologies, and Filter Products and Porous Technologies were previously reported as Fibre Technologies.

File No: 82-34882

2009

	Protection & Finishing Products £m	Porous Techno-logies £m	Coated & Security Products £m	Filter Products £m	Elimin-ations £m	Central Services[1] £m	Continuing operations £m	Discontinued operations £m	Discontinued eliminations £m	Total £m
External revenue	95.2	58.5	87.3	202.9	-	-	**443.9**	22.8	-	**466.7**
Intersegment revenue	0.1	7.5	-	-	(7.5)	-	**0.1**	-	(0.1)	**-**
Total revenue	**95.3**	**66.0**	**87.3**	**202.9**	**(7.5)**	**-**	**444.0**	**22.8**	**(0.1)**	**466.7**
Operating profit/(loss) before intangible amortisation, major restructuring costs and exceptional acquisition fees	15.9	14.5	12.2	22.1	-	(8.5)	**56.2**	0.9	-	**57.1**
Intangible amortisation	(1.9)	(0.8)	(0.2)	(0.2)	-	-	**(3.1)**	-	-	**(3.1)**
Major restructuring costs	(1.3)	-	(0.8)	(6.8)	-	-	**(8.9)**	-	-	**(8.9)**
Exceptional acquisition fees	-	-	-	-	-	(1.9)	**(1.9)**	-	-	**(1.9)**
Operating profit/(loss)	**12.7**	**13.7**	**11.2**	**15.1**	**-**	**(10.4)**	**42.3**	**0.9**	**-**	**43.2**
Segment assets	67.7	47.7	55.5	96.7	-	10.4	**278.0**	-	-	**278.0**
Intangible assets	63.4	19.8	14.8	0.1	-	-	**98.1**	-	-	**98.1**
Unallocated items						37.1	**37.1**			**37.1**
Total assets	**131.1**	**67.5**	**70.3**	**96.8**	**-**	**47.5**	**413.2**	**-**	**-**	**413.2**
Segment liabilities	11.8	6.3	8.9	25.6	-	6.0	**58.6**	3.3	-	**61.9**
Unallocated items						190.2	**190.2**			**190.2**
Total liabilities	**11.8**	**6.3**	**8.9**	**25.6**	**-**	**196.2**	**248.8**	**3.3**	**-**	**252.1**
Other segment items										
Capital expenditure	2.2	2.5	1.7	4.6	-	-	**11.0**	0.2	-	**11.2**
Impairment to property, plant and equipment	0.3	-	-	0.7	-	-	**1.0**	-	-	**1.0**
Depreciation	5.7	2.9	4.7	7.2	-	0.2	**20.7**	0.9	-	**21.6**
Average number of employees	726	446	553	1,544	-	29	**3,298**	140	-	**3,438**

[1] Central Services includes group finance, tax, treasury, legal, internal audit, human resources, information technology, corporate finance and other services provided centrally to support the operating segments

File No: 82-34882

Restated 2008

	Protection & Finishing Products £m	Porous Techno-logies £m	Coated & Security Products £m	Filter Products £m	Elimin-ations £m	Central Services[1] £m	Continuing operations £m	Discontinued operations £m	Discontinued eliminations £m	Total £m
External revenue	114.4	43.5	86.1	187.5	-	-	431.5	94.9	-	526.4
Intersegment revenue	0.2	6.2	-	-	(6.2)	-	0.2	0.3	(0.5)	-
Total revenue	114.6	49.7	86.1	187.5	(6.2)	-	431.7	95.2	(0.5)	526.4
Operating profit/(loss) before intangible amortisation and exceptional acquisition fees	26.7	9.0	10.0	19.8		(8.7)	56.8	7.8	-	64.6
Intangible amortisation	(1.6)	(0.1)	(0.1)	(0.2)	-	-	(2.0)	-	-	(2.0)
Exceptional acquisition fees	-	-	-	-	-	(1.3)	(1.3)	-	-	(1.3)
Operating profit/(loss)	25.1	8.9	9.9	19.6	-	(10.0)	53.5	7.8	-	61.3
Segment assets	82.2	52.3	65.0	118.0	-	12.8	330.3	54.8	-	385.1
Intangible assets	71.8	23.0	16.2	0.3	-	-	111.3	20.9	-	132.2
Unallocated items						33.8	33.8			33.8
Total assets	154.0	75.3	81.2	118.3	-	46.6	475.4	75.7	-	551.1
Segment liabilities	14.1	5.7	12.0	33.4	-	8.3	73.5	20.4	-	93.9
Unallocated items						290.1	290.1			290.1
Total liabilities	14.1	5.7	12.0	33.4	-	298.4	363.6	20.4	-	384.0
Other segment items										
Capital expenditure	7.4	4.3	3.0	5.8	-	0.1	20.6	2.2	-	22.8
Depreciation	5.2	2.2	4.5	6.9	-	0.1	18.9	3.3	-	22.2
Average number of employees	897	451	605	1,642	-	36	3,631	959	-	4,590

[1] Central Services includes group finance, tax, treasury, legal, internal audit, human resources, information technology, corporate development and other services provided centrally to support the operating segments

3. Net finance expense

Continuing operations	2009 £m	2008 £m
Finance income		
Bank deposits	**0.1**	0.4
Unwind of discount on Globalpack deferred consideration	**0.6**	0.7
Other finance income	**0.3**	0.2
Expected return on pension scheme assets	**8.3**	10.2
	9.3	11.5
Finance expense		
Interest on loans and overdrafts	**(9.0)**	(8.1)
Other finance expense	**(0.1)**	(0.3)
Interest on pension scheme liabilities	**(10.2)**	(9.9)
	(19.3)	(18.3)
Net finance expense	**(10.0)**	(6.8)

File No: 82-34882

4. Earnings per share

	2009 £m	Restated 2008 £m
Continuing operations		
Earnings attributable to equity holders of Filtrona plc	**18.5**	30.3
Adjustments		
Intangible amortisation	**3.1**	2.0
Major restructuring costs	**8.9**	-
Exceptional acquisition fees	**1.9**	1.3
	13.9	3.3
Tax relief on adjustments	**(2.2)**	(0.7)
Adjusted earnings	**30.2**	32.9
Discontinued operations		
Earnings attributable to equity holders of Filtrona plc	**(6.7)**	4.7
Basic weighted average ordinary shares in issue (million)	**204.2**	204.1
Dilutive effect of employee share option plans (million)	**2.5**	1.3
Diluted weighted average ordinary shares (million)	**206.7**	205.4
Continuing operations		
Basic earnings per share	**9.1p**	14.8p
Adjustment	**5.7p**	1.3p
Adjusted earnings per share	**14.8p**	16.1p
Diluted basic earnings per share	**9.0p**	14.7p
Diluted adjusted earnings per share	**14.6p**	16.0p
Discontinued operations		
Basic earnings per share	**(3.3)p**	2.3p
Diluted basic earnings per share	**(3.3)p**	2.3p

The basic weighted average number of ordinary shares in issue excludes shares held in treasury and shares held by an employee benefit trust.

5. Property, plant and equipment

				2009
	Land and buildings £m	**Plant and machinery £m**	**Fixtures, fittings and equipment £m**	**Total £m**
Cost				
Beginning of year	87.7	321.2	50.0	**458.9**
Additions	1.3	8.7	1.2	**11.2**
Divestment of Filtrona Extrusion	(17.6)	(49.8)	(5.6)	**(73.0)**
Disposals	(0.2)	(7.5)	(1.9)	**(9.6)**
Reclassification	3.0	(3.0)	-	**-**
Currency translation	(6.5)	(13.6)	(2.4)	**(22.5)**
End of year	**67.7**	**256.0**	**41.3**	**365.0**
Depreciation				
Beginning of year	19.3	192.6	36.5	**248.4**
Expense in year	2.3	16.2	3.1	**21.6**
Divestment of Filtrona Extrusion	(3.9)	(32.7)	(4.8)	**(41.4)**
Disposals	(0.1)	(7.3)	(1.7)	**(9.1)**
Impairments	1.0	3.0	-	**4.0**
Reclassification	1.5	(1.8)	0.3	**-**
Currency translation	(1.4)	(9.4)	(1.6)	**(12.4)**
End of year	**18.7**	**160.6**	**31.8**	**211.1**
Net book value at end of year	**49.0**	**95.4**	**9.5**	**153.9**

Impairments include £3.0m expensed against major restructuring costs in the income statement during 2009.

File No: 82-34882

6. Intangible assets

Goodwill	2009 £m
Beginning of year	78.9
Divestment of Filtrona Extrusion	(20.9)
Currency translation	(5.0)
End of year	**53.0**

Customer relationships	
Cost	
Beginning of year	54.3
Currency translation	(5.1)
End of year	**49.2**
Amortisation	
Beginning of year	7.5
Expense in year	2.5
Currency translation	(0.7)
End of year	**9.3**
Net book value at end of year	**39.9**
Net book value at beginning of year	46.8

Other	
Cost	
Beginning of year	6.6
Currency translation	(0.7)
End of year	**5.9**
Amortisation	
Beginning of year	0.1
Expense in year	0.6
Currency translation	-
End of year	**0.7**
Net book value at end of year	**5.2**
Net book value at beginning of year	6.5
Total net book value of intangible assets at end of year	**98.1**

Other intangible assets principally comprise developed technology acquired with Lendell.

7. Employee benefits

Post-retirement benefits

The amounts included in the consolidated financial statements in respect of arrangements in Europe and the US are as follows:

	2009 £m	2008 £m
Amounts expensed/(credited) against operating profit		
Defined contribution schemes – continuing operations	**1.7**	2.2
Defined contribution schemes – discontinued operations	**0.2**	0.8
Defined benefit schemes:		
Current service cost – continuing operations	**2.1**	2.9
Current service cost – discontinued operations	**0.1**	0.4
Curtailment gain	**(0.2)**	(0.4)
Total operating expense	**3.9**	5.9
Amounts included as finance (income)/expense		
Expected return on scheme assets	**(8.3)**	(10.2)
Interest on scheme liabilities	**10.2**	9.9
Net financial expense/(income)	**1.9**	(0.3)
Amounts recognised in the consolidated statement of comprehensive income		
Actual return less expected return on scheme assets	**18.9**	(36.9)
Impact of changes in assumptions relating to the present value of scheme liabilities	**(12.5)**	18.8
Actuarial gain/(loss)	**6.4**	(18.1)

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2009		2008	
	Europe	**US**	Europe	US
Rate of increase in salaries	**4.10%**	**3.50%**	3.30%	4.00%
Rate of increase in pensions	**3.50%**	**n/a[1]**	2.80%	n/a[1]
Discount rate	**5.70%**	**5.75%**	6.00%	6.27%
Inflation rate	**3.50%**	**n/a[1]**	2.80%	n/a[1]
Expected return on scheme assets	**6.60%**	**7.80%**	5.70%	8.20%

1 not applicable

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The life expectancy assumptions used to estimate defined benefit obligations at the year end are:

	2009		2008	
	Europe	**US**	Europe	US
Male retiring today at age 65	**20.8**	**18.4**	21.8	18.3
Female retiring today at age 65	**23.5**	**20.6**	24.7	20.5
Male retiring in 20 years at age 65	**22.8**	**18.4**	23.0	18.3
Female retiring in 20 years at age 65	**25.5**	**20.6**	25.8	20.5

Movement in fair value of scheme assets/(liabilities) during the year

	2009			2008		
	Scheme assets £m	**Scheme liabilities £m**	**Total £m**	Scheme assets £m	Scheme liabilities £m	Total £m
Beginning of year	**131.6**	**(169.0)**	**(37.4)**	143.5	(165.8)	(22.3)
Service cost – continuing operations	**-**	**(2.1)**	**(2.1)**	-	(2.9)	(2.9)
Service cost – discontinued operations	**-**	**(0.1)**	**(0.1)**	-	(0.4)	(0.4)
Employer contributions	**9.3**	**-**	**9.3**	10.3	-	10.3
Employee contributions	**0.7**	**(0.7)**	**-**	0.8	(0.8)	-
Actuarial gains/(losses)	**18.9**	**(12.5)**	**6.4**	(36.9)	18.8	(18.1)
Finance income/(expense)	**8.3**	**(10.2)**	**(1.9)**	10.2	(9.9)	0.3
Benefits paid	**(6.6)**	**6.6**	**-**	(5.7)	5.7	-
Curtailment benefit recognised against operating profit	**-**	**0.2**	**0.2**	-	0.4	0.4
Curtailment benefit recognised against loss on disposal	**-**	**1.8**	**1.8**	-	-	-
Reclassification from other payables	**-**	**(0.6)**	**(0.6)**	-	-	-
Currency translation	**(3.5)**	**5.3**	**1.8**	9.4	(14.1)	(4.7)
End of year	**158.7**	**(181.3)**	**(22.6)**	131.6	(169.0)	(37.4)

Sensitivity

For the significant assumptions used in determining post-retirement costs and liabilities, the following sensitivity analysis gives the estimate of the impact on the income statement and balance sheet for the year ended 31 December 2009.

	Scheme liabilities			**Annual service cost**		
	Europe £m	US £m	**Total £m**	Europe £m	US £m	**Total £m**
0.5% decrease in the discount rate	12.7	3.0	**15.7**	0.4	0.1	**0.5**
1.0% increase in the rate of inflation	16.3	-	**16.3**	0.8	-	**0.8**
1 year increase in life expectancy	3.1	1.2	**4.3**	0.1	-	**0.1**
0.5% increase in the discount rate	(11.2)	(2.7)	**(13.9)**	(0.3)	(0.1)	**(0.4)**
1.0% decrease in the rate of inflation	(12.2)	-	**(12.2)**	(0.6)	-	**(0.6)**

8. Analysis of net debt

	1 Jan 2009 £m	Cash flow £m	Exchange movements £m	Non-cash movements £m	**31 Dec 2009 £m**
Cash at bank and in hand	20.0	4.6	(0.9)	-	**23.7**
Short-term bank deposits repayable on demand	1.3	7.0	-	-	**8.3**
Short-term bank deposits not repayable on demand	-	-	-	-	**-**
Cash and cash equivalents in the statement of cash flows	21.3	11.6	(0.9)	-	**32.0**
Debt due within one year	(5.3)	5.3	-	-	**-**
Debt due after one year	(198.1)	52.3	8.4	(1.7)	**(139.1)**
Net debt	(182.1)	69.2	7.5	(1.7)	**(107.1)**

The non-cash movement is the amortisation of prepaid bank facility fees.

9. Discontinued operations

On 27 March 2009, Filtrona completed the disposal of its North American Plastic Profile & Sheet business ('Filtrona Extrusion') to Saw Mill Capital Partners, L.P. for an initial gross consideration of £59.2m. The disposal resulted in a loss before tax of £8.6m which has been recognised as discontinued operations in the income statement.

The results for Filtrona Extrusion are presented below:

	2009 £m	2008 £m
Revenue	**22.8**	95.2
Operating profit	**0.9**	7.8
Finance income	**-**	-
Finance expense	**-**	-
Profit before tax from discontinued operations	**0.9**	7.8
Loss on disposal of discontinued operations	**(8.6)**	-
Income tax credit/(expense)	**1.0**	(3.1)
(Loss)/profit for the period attributable to equity holders of Filtrona plc	**(6.7)**	4.7

Earnings per share attributable to equity holders of Filtrona plc:

Basic	**(3.3)p**	2.3p
Diluted	**(3.3)p**	2.3p

Income tax (credit)/expense is analysed as follows:

	2009 £m	2008 £m
On profit on ordinary activities	**0.6**	3.1
On the loss on disposal	**(1.6)**	-
	(1.0)	3.1

The major classes of assets and liabilities sold are analysed as follows:

	£m
Assets and liabilities disposed of other than cash	
Property, plant and equipment	31.6
Intangible assets	20.9
Inventories	11.8
Trade and other receivables	11.2
Income tax payable	(0.2)
Trade and other payables	(10.6)
Net assets disposed of other than cash and cash equivalents	64.7

	£m
Loss on disposal of discontinued operations	
Initial cash consideration	54.2
Loan note and other consideration settled in the period	5.0
Disposal expenses settled in cash during the period	(4.9)
Cash and short-term deposits in Filtrona Extrusion on disposal	(0.3)
Net cash inflow in respect of disposal of Filtrona Extrusion	**54.0**
Net assets disposed	(64.7)
Cumulative exchange gains previously deferred in equity	1.1
Accrued disposal expenses	(0.3)
Warranty provisions	(0.5)
Pension curtailment	1.8
Loss on disposal of discontinued operations	**(8.6)**

In June 2009, Filtrona received £2.6m from the Itavema Group which represented the second instalment due in relation to the deferred consideration for the disposal on 29 June 2007 of Globalpack, its Brazilian consumer packaging business.

File No: 82-34882

10. Dividends

	Per share		Total	
	2009	2008	**2009**	2008
	p	p	**£m**	£m
2008 interim: paid 24 October 2008		2.70		5.5
2008 final: paid 8 May 2009		5.08		10.4
2009 interim: paid 30 October 2009	**2.70**		**5.5**	
2009 proposed final: payable 30 April 2010	**5.08**		**10.4**	
	7.78	7.78	**15.9**	15.9

11. Transactions with related parties

Filtrona has not entered into any material transactions with related parties other than the compensation of key management. Furthermore, throughout 2009 and 2008, no Director had a personal interest in any significant transaction of Filtrona.

12. Cautionary forward-looking statements

This Report contains forward-looking statements based on current expectations and assumptions. Various known and unknown risks, uncertainties and other factors may cause actual results to differ from any future results or developments expressed or implied from the forward looking statement. Each forward-looking statement speaks only as of the date of this document. The Company accepts no obligation to publicly revise or update these forward-looking statements or adjust them to future events or developments, whether as a result of new information, future events or otherwise, except to the extent legally required.

13. Directors' responsibilities statement

We confirm that to the best of our knowledge

- The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities and financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- This announcement includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board

Mark Harper	Steve Crummett
Chief Executive	Group Finance Director

25 February 2010

Principal risks

Effective management of risk and opportunity is essential to the protection of the Company's reputation and the achievement of sustainable shareholder value. The management of risk underpins the Company's strategy, focusing on the challenges which arise in the international environment in which it conducts business and reflecting the Company's appetite for risk in the delivery of its business objectives. The underlying principles are that risks are continuously monitored, associated action plans reviewed, appropriate contingencies are provisioned and that information is reported through established management control procedures.

The Company recognises that the ability to monitor, assess and respond to business risks can often provide competitive advantage. Reporting within the Group is structured so that key issues are escalated through the management team, ultimately to the Board if appropriate. Each area of the business is required to formally and regularly review its principal areas of risk and uncertainty so that major risks are reviewed at all levels across the Group. This is a clear ongoing process, ensuring there are clear consistent procedures for monitoring, updating and implementing appropriate controls to manage identified risks. The performance, both long-term and short-term, of businesses can be impacted by any number of risks and uncertainties not all of which are within the Company's control.

The Group is subject to the general risks and uncertainties which impact on any other international business, including political instability in the countries in which it operates and sources raw materials, the impact of natural disasters and changes in general economic conditions, including currency and interest rate fluctuations, tax regimes and raw material costs.

Detailed below are the principal risks and uncertainties which the Board believes are specific to the Group together with the Company risk management response thereto. The details provided are not exhaustive and do not purport to be a complete explanation of all potentially relevant issues. There may be other risks and uncertainties which are unknown to the Board or which may not be deemed by the Board to be material now but which could turn out to be material in the future.

Disruption to operational sites/loss of critical assets

<table>
<tr><td colspan="2">Risk
A catastrophic loss of the use of all or a portion of any of Filtrona's manufacturing or distribution facilities due to accident, strikes, fire, weather conditions, terrorist attack, natural disaster or otherwise and whether short or long-term could adversely affect the Group's ability to meet the demands of its customers. Some of the assets maintained, such as tooling and IT systems, are critical to the manufacture and delivery of particular products.</td></tr>
<tr><td>Impact
A material disruption to operational facilities or the loss of critical assets may negatively affect the Group's:
• production capability and asset base
• supply chain management
• customer relationships
• reputational damage
• reduced revenue
• profit decline
• deterioration in financial condition</td><td>Mitigation
The Group seeks to manage the risk of potential disruption of the supply of its customers by:
• operating within a flexible global infrastructure
• installing fire and other risk prevention systems
• implementing disaster recovery plans
• assessing operational risks
• engaging with all employees
• maintaining insurance</td></tr>
</table>

Competitive pressures

<table>
<tr><td colspan="2">Risk
Filtrona faces pressures from direct competitors as well as competition from alternative technologies. Some of the Group's competitors may derive competitive advantage from the benefits of greater financial resources, economies of scale, additional purchasing power or lower cost bases and it may face aggressive pricing practices.</td></tr>
<tr><td>Impact
Demand for competitors' products and the development of competing technologies may result in:
• loss of market positions
• erosion of margins
• intellectual property challenges
• decline in revenue
• decline in profitability
• deterioration of financial condition</td><td>Mitigation
The Group seeks to drive its strong competitive market positions by:
• sustained investment in research and development to develop the quality and breadth of its product and service offering
• exploiting its innovative and manufacturing capabilities in new technologies, products and services
• ensuring that product pricing properly reflects the Group's value proposition
• protecting its intellectual property rights
• expanding its international distribution, sales and marketing expertise
• investing in both organic and acquisition growth opportunities</td></tr>
</table>

Relationship with tobacco industry

<table>
<tr><td colspan="2">Risk
A significant part of Filtrona's business relates to the supply of filter products and tear tape to manufacturers in the tobacco industry. Future performance may be affected by changes in the conditions within those sections of the tobacco industry which the Group supplies, such as changes in the consumption of filter products, self manufacture and increasingly restrictive regulations affecting the industry. Tobacco related litigation could also adversely affect Filtrona, although there is no history of the Group being involved in such claims.</td></tr>
<tr><td>Impact
Filtrona's relationship with the tobacco industry may lead to:
• reduced revenue
• restructuring costs
• profit decline
• reputational damage
• deterioration in financial condition</td><td>Mitigation
In seeking to minimise the impact of the challenges arising out of its exposure to the tobacco industry, Filtrona:
• focuses on low cost filter production
• invests in the research and development of innovative value added products and services
• partners with tobacco industry customers in developing security solutions to combat counterfeiting and illicit trade
• targets growth opportunities outside the manufacture of filter products
• takes internal and external legal advice to manage litigation risk</td></tr>
</table>

Customer concentration

Risk	
In some of Filtrona's businesses, particularly filter products and tear tape, the customer base is relatively concentrated. Trends in particular markets may reduce the demands for the Group's products. Should Filtrona's customers decide to satisfy their requirements internally or from other suppliers and if Filtrona was unable to secure new business this could result in a significant loss of business.	
Impact	**Mitigation**
The loss of certain of Filtrona's key customers exposes the Group to: • reduced revenue • restructuring costs • profit decline • deterioration in financial condition • reputational damage	To counteract the Group's exposure to a number of key customers, Filtrona: • invests in innovative, high quality, value added products and services • develops long-term relationships with customers at a senior level • seeks new markets and growth opportunities to expand the customer base

Challenges of business development

Risk	
Filtrona has achieved the development of its business and growth through the benefit of acquisitions and the success of start-up operations. The rate of any future business development may in part be dependent on the success of additional acquisitions and new start-up operations. There can be no assurance that the Group will be able to successfully identify, complete and integrate suitable acquisitions and successfully develop and expand further start-up operations.	
Impact	**Mitigation**
If Filtrona fails to meet the challenges of business development arising from acquisitions and start-up operations, the Group may experience: • increased costs • reduced profitability • lower growth rates • delay in the achievement of strategic objectives	Filtrona addresses the challenges presented by the development of its businesses on an international basis with: • experienced and skilled management • detailed due diligence and planning • project risk reviews • external expert advice

Pension funding

Risk	
Filtrona is exposed to funding risks in relation to the defined benefits pension schemes and other post retirement benefit plans which it operates. The funding of the liabilities associated with those pension arrangements is dependent to a large extent on the performance of stock markets which are subject to volatility. Certain of the pension arrangements are currently under funded as determined by the latest actuarial valuations.	
Impact	**Mitigation**
Subject to the accuracy of actuarial assumptions and the performance of stock markets, Filtrona could be exposed to: • additional liabilities • additional contributions to eliminate any pension funding deficits • deterioration in financial condition • reputational damage	Filtrona seeks to manage its pension funding risk by: • maintaining regular communication with the trustees of the various pension schemes to ensure they are aware of the Group's financial position • reviewing the benefits payable under the pension arrangements and proposing changes designed to manage future liabilities • securing the active management of pension scheme assets and liabilities with external expert advice

File No: 82-34882

Loss of key executives and certain employees

<table>
<tr><td colspan="2">Risk
Filtrona's international operations are dependent on existing key executives and certain other employees in order to sustain, develop and grow its businesses and there can be no assurances that these employees will remain with the Group. The success of the Group will reflect its ability to retain, attract and motivate highly qualified executives and other personnel equipped to deliver on Filtrona's strategic objectives.</td></tr>
<tr><td>Impact
If Filtrona fails to retain, attract or motivate the required calibre of employees, its operational performance and financial condition may be materially impacted by the loss of:
• experience
• expertise
• commercial relationships</td><td>Mitigation
In order to manage the risk of personnel change, Filtrona:
• provides long-term share-based incentive plans
• conducts management development schemes and other training programmes
• reviews personal development and succession planning
• communicates effectively with all employees</td></tr>
</table>

File No. 082

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

JOHN ROBERT PURCELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BARCLAYCARD NOMINEES LIMITED

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

26,190 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.013%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

189.75p per share

14. Date and place of transaction

25 FEBRUARY 2010, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

85,563; 0.042%

16. Date issuer informed of transaction

25 February 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

File No: 82-34882

N/A

24. Name of contact and telephone number for queries
PATRICIA KENDALL – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
26 February 2010